PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

mcohen@proteonomix.com

February 3, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

Ladies/Gentlemen:

We hereby request a withdrawal of a previously sent letter of “Request for Acceleration,” dated February 3, 2010.

The letter was sent prematurely and we apologize for the confusion.

Very truly yours,

PROTEONOMIX, INC.

By: /s/Michael Cohen

      President and Chief Executive Officer